SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 13, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 13, 2007

TAM Receives Two A321 Airbuses

Company will be the first to operate this model aircraft in South America

São Paulo, September 13, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) received this week two new A321 Airbuses, delivered directly from the Airbus factory in Hamburg (Germany). These are the first A321 models to be incorporated by the Company into their operational fleet. The aircraft have the capacity to transport up to 220 passengers and will be used by TAM on domestic routes and in South America.

With this purchase, TAM now has 89 Airbus models (15 A319's, 62 A320's, 2 A321's and 10 A330's), consolidating its position as the European manufacturer's biggest customer in Latin America. The A321 is the largest aircraft of the A320 family (including the A318, A319, A320 and A321) and offers the best cost per available seat kilometer (CASK) for medium-sized aircraft. TAM will be the first company in South America to operate flights with the A321.

TAM has already received 18 aircraft this year – 15 planes from the A320 family (including the two A321's) and three MD-11's. With the new A321's, the Company is increasing its operational fleet to 108 aircraft – 89 Airbus models, 16 F-100's and 3 MD-11's. The Company is planning to end 2007 with 111 aircraft, and is anticipating a fleet of 136 aircraft by the end of 2011.

The incorporation of the new A321 Airbuses reinforces TAM's policy of operating a fleet of lower average age, assuring greater comfort for its passengers. According to a specialized industry publication, TAM has the youngest fleet of planes in Brazil, with an average age of 7.1 years, while the industry average is 11.2 years.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and held a 49.3% domestic market share and 65.3% international market share at the end of August 2007. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.